October 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director, Officer of Natural Resources
Kimberly Calder, Assistant Chief Accountant
Jeannette Wong, Staff Accountant

Re:	Nuverra Environmental Solutions, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed April 14, 2017
Form 8-K
Filed August 11, 2017
File No. 001-33816

Dear Mr. Schwall:

On behalf of Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), this letter is being submitted in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 18, 2017 (the “Staff Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on April 14, 2017, and the Company’s Form 8-K filed with the Commission on August 11, 2017.

Set forth herein is the Company’s response to the comment raised in the Staff Letter. For the convenience of the Staff, the Company has restated the comment in the Staff Letter in bold font and has followed the comment with the Company’s response thereto.

Form 8-K filed August 1, 2017

Exhibit 99.1

1.    With your recent emergence from Chapter 11 bankruptcy on August 7, 2017, it appears the presentation of pro forma financial information illustrating the material effects of the reorganization and fresh start accounting pursuant to FASB ASC 852-10-45,

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including, but not necessarily limited to, the reduction in your liabilities subject to compromise along with changes to your capital structure may be required. Refer to the requirements and disclosure criteria in Rule 11-01(a)(8) and Rule 11-02(b)(6) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment that it may be required to present pro forma financial information illustrating the material effects of its reorganization and fresh start accounting pursuant to FASB ASC 852-10-45 (“ASC 852”). For the reasons set forth below, the Company respectfully informs the Staff that it intends to present such pro forma financial information illustrating the effects of its reorganization and fresh start accounting, pursuant to ASC 852 and the requirements of Rules 11-01(a)(8) and 11-02(b)(6) of Regulation S-X, in its Form 10-Q and earnings release for its fiscal quarter ended September 30, 2017.

By way of background, on May 1, 2017, the Company and its material subsidiaries filed voluntary petitions under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court”) to pursue prepackaged plans of reorganization (together, and as amended, the “Plan”). On July 25, 2017, the Court confirmed the Plan and, on August 7, 2017, after the end of Company’s second fiscal quarter, the Plan became effective pursuant to its terms and the Company and its material subsidiaries emerged from the chapter 11 cases. On August 11, 2017, just four business days following the Company’s emergence from its chapter 11 proceedings, the Company filed its Form 10-Q and earnings release for the fiscal quarter ended June 30, 2017.

Given the close proximity of the Company’s emergence from its chapter 11 proceedings to the filing – and August 14, 2017 due date – of its Form 10-Q and earnings release for the fiscal quarter ended June 30, 2017, the Company did not have sufficient time to prepare its pro forma financial information and adopt fresh start accounting principles by the filing of its earnings release on August 11, 2017. The Company and its internal financial reporting team devoted significant time and resources to the Company’s emergence from its chapter 11 proceedings. In addition, the actual date of emergence was unknown until August 7, 2017, the day the Company emerged from its chapter 11 proceedings, due to a pending appeal by an individual creditor of the Company and the Plan’s requirement to close the Company’s exit financing prior to emergence. As such, the Company was uncertain, until the date of emergence, as to whether it would file its Form 10-Q and earnings release for the fiscal quarter ended June 30, 2017 before or after emergence from its chapter 11 proceedings.

The Company is currently working to prepare its pro forma financial information to present in its Form 10-Q and earnings release for the fiscal quarter ended September 30, 2017; however, the model is not yet final nor has it been reviewed by the Company’s auditors. Preparation of the pro forma financial information is difficult and time-consuming given the fair value estimates that are required when applying fresh start accounting, in addition to ensuring that the reorganization adjustments comply with the applicable accounting guidance while properly reflecting the capital structure changes noted in the Plan. As a result, the Company believes that to present pro forma financial information prior to finalizing the accounting model and review by the Company’s auditors would present a high risk for error, which the Company is seeking to avoid.

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The Company respectfully notes that neither Regulation S-X, the Division of Corporation Finance Financial Reporting Manual, nor other pertinent accounting literature require registrants to provide pro forma financial information within a specific timeframe when a registrant emerges from chapter 11 bankruptcy proceedings. This is distinct from the business acquisition reporting rules, which require the presentation of pro forma financial information within 75 days of the completion of a business acquisition in the case of pro forma financial information for an acquired business.1 The Company observes that in practice most registrants take several months after their emergence from chapter 11 bankruptcy proceedings to prepare and file financial statements applying fresh start accounting principles and often file such financial statements with quarterly or annual reports relating to the period in which the registrant emerged from its chapter 11 bankruptcy proceedings, which for the Company would be its Form 10-Q for the fiscal quarter ended September 30, 2017.

The Company has elected, pursuant to ASC 852, to apply fresh start accounting effective July 31, 2017 (the “Convenience Date”), to coincide with the timing of its normal monthly accounting period close. The Company qualified for fresh start accounting as (i) the holders of voting shares of the predecessor Company received less than 50% of the voting shares of the emerging entity and (ii) the reorganization value of its assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims. ASC 852 requires that fresh start accounting be applied as of the date the Plan was approved, or as of a later date when all material conditions precedent to effectiveness of the Plan are resolved, which occurred on August 7, 2017. The Company evaluated the events between the Convenience Date and August 7, 2017 and concluded that the use of the Convenience Date did not have a material impact on its results of operations or financial position. As the Convenience Date occurs in the third fiscal quarter, the Company intends to finalize and provide the pro forma financial information in the Form 10-Q and earnings release relating to the same fiscal period.

In sum, the Company respectfully acknowledges the Staff’s view that the presentation of pro forma financial information illustrating the effects of its reorganization and fresh start accounting may be required. For the reasons outlined above, the Company intends to present its pro forma financial information illustrating the effects of its reorganization and fresh start accounting, pursuant to ASC 852 and the requirements of Rules 11-01(a)(8) and 11-02(b)(6) of Regulation S-X, in its Form 10-Q and earnings release for its fiscal quarter ended September 30, 2017

Should the Staff have any question or comments regarding this response letter, please contact Joseph M. Crabb, Executive Vice President & Chief Legal Officer of the Company, at (602) 903-7407 or by email at joe.crabb@nuverra.com, or Matthew M. Holman of Squire Patton Boggs (US) LLP, outside counsel to the Company, at (602) 528-4083 or by email at matthew.holman@squirepb.com.

[1]	See The Division of Corporation Finance Financial Reporting Manual, Sections 3110 and 3120; see Form 8-K, Items 9.01(a)-(b).

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Thank you for your assistance.

Very truly yours,

/s/ Joseph M. Crabb

Joseph M. Crabb

Executive Vice President and Chief Legal Officer

Nuverra Environmental Solutions, Inc.

cc:	Mark D. Johnsrud – Nuverra Environmental Solutions, Inc.
Edward A. Lang – Nuverra Environmental Solutions, Inc.
Matthew M. Holman – Squire Patton Boggs (US) LLP